June 16, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler
Johnny Gharib

Re:	Celyad SA
Acceleration Request for Registration Statement on Form F-1
File No. 333-204251

Dear Mr. Riedler:

In connection with the above-captioned Registration Statement, we wish to advise that approximately 2,096 copies of the Preliminary Prospectus dated June 15, 2015 are expected to be distributed as follows: 0 to prospective underwriters; 1,516 to institutional investors; 316 to prospective dealers; 50 to individuals; 0 to rating agencies and 214 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, June 18, 2015, or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

UBS Securities LLC

As representative of the Underwriters

By:	UBS Securities LLC

By:	/s/ Ross Hammerman
Name:	Ross Hammerman
Title:	Managing Director

By:	/s/ Lee Schecter
Name: Title:	Lee Schecter Director

SIGNATURE PAGE TO ACCELERATION REQUEST